Exhibit 4.57

Debt Acknowledgement and Repayment Schedule Agreement

Party A (the “Creditor”): People.cn Co., Ltd.

Party B (the “Debtor”): ChinaCache Xin Run Technology (Beijing) Co., Ltd.

According to the Framework Agreement on Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd. between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. dated December 29, 2017 (hereinafter the “Framework Agreement”) and the Agreement on Transfer of 100% Equity Interest in Beijing Shuoge Technology Co., Ltd. between ChinaCache Xin Run Technology (Beijing) Co., Ltd. and People.cn Co., Ltd. dated April 3, 2019 (hereinafter the “Transfer Agreement”), Party A has acquired 100% equity interest in Party B’s wholly owned subsidiary Beijing Shuoge Technology Co., Ltd. through the transfer, for which Party A had made an advance payment of the transfer price of RMB 325 million to Party B.

In order to identify Party B’s repayment obligation owed to Party A with respect to the difference of the transfer price and a reasonable cost for using the funds after the equity transfer, now upon mutual negotiation, the two parties hereby enter into this Debt Acknowledgement and Repayment Schedule Agreement with terms and conditions set forth below.

I. Amount of debt and repayment period

(1) The two parties hereby acknowledge the amount of debt is the difference of the transfer price which is tentatively fixed at RMB73,200,000.00 (in words: RMB SEVENTY THREE MILLION AND TWO HUNDRED THROUSAND ONLY) and a reasonable cost for using the said difference amount, totaling RMB86,217,879.98 (in words: RMB EIGHTY SIX MILLION TWO HUNDRED AND SEVENTEEN THOUSAND EITIGHT HUNDRED AND SEVENTY NINE YUAN AND NINETY EIGHT FEN ONLY).

In case of any difference in the amount of debt resulting from the equity transfer price confirmed in the evaluation report as agreed in the Transfer Agreement, the two parties agree to adjust the amount of debt and the repayment plan accordingly.

(2) Repayment period: 6 years from January 1, 2019 to December 31, 2024.

II. Repayment schedule

Party B undertakes to make full repayments to Party A’s bank account by specified dates as scheduled below. Upon complete fulfillment of the repayment obligations by Party B, Party A will release Party B from the claims hereunder.

Repayment date	Amount of principal to be repaid	Cost for using the funds	Amount of principal and interest
June 30, 2019	3,764,772. 79	1,235,227. 21	5,000,000.00
October 30, 2019	3,011,818. 24	988,181.76	4,000,000.00
December 31, 2019	4,168,592. 36	1,367,720. 97	5,536,313.33
June 30, 2020	5,641,072.27	1,527,084. 23	7,168,156.50
December 31, 2020	5,641,072. 53	1,527,084. 30	7,168,156.83
June 30, 2021	5,917,818. 50	1,250,338. 00	7,168,156.50
December 31, 2021	5,917,818. 77	1,250,338. 06	7,168,156.83
June 30, 2022	6,213,047.57	955,108.93	7,168,156.50
December 31, 2022	6,213,047. 86	955,108.97	7,168,156.83
June 30, 2023	6,517,854. 42	650 ,302. 08	7,168,156.50
December 31, 2023	6,517,854. 72	650,302. 11	7,168,156.83
June 30, 2024	6,837,614. 83	330,541.67	7,168,156.50
December 31, 2024	6,837,615. 14	330,541.69	7,168,156.83
Total	73,200,000.00	13,017,879.98	86,217,879.98

Party A’s bank account information:

Account name: People.cn Co., Ltd.

Bank: China Everbright Bank, Jianguomen Sub-branch, Beijing

Account number: 35050188000018083

III. Collaterals

The two parties agree that Party B shall initially provide Party A with real rights of movables having value no less than RMB30,000,000.00 (in words: RMB THIRTY MILLION ONLY, of which RMB14,540,000.0 must be valued by an appropriate third party) as collaterals which are legally owned by Party B or its affiliate Beijing Blue I.T. Technologies Co., Ltd. and are free of any encumbrances to ensure the credit assets hereunder will be paid in full and on a timely basis. And no later than October 30, 2019, Party B shall provide Party A with real rights of immovables having value no less than RMB73,200,000.00 (in words: RMB SEVENTY THREE MILLION TWO HUNDRED THOUSAND ONLY) as collaterals for the debt which are perfect and free of any encumbrances, and such immovables must be valued by a third party appraiser. The movable collaterals hereunder will be discharged as of the date of creation of the immovable collaterals. All matters in relation to the collaterals are subject to a mortgage agreement otherwise entered into between the two parties.

Party B shall provide Party A with a List of Mortgaged Properties before March 29, 2019 and assist Party A in completing appraisals.

IV. Taxes

It is agreed that with respect to the cost for using funds hereunder, Party A shall issue an invoice which is complete and correct and conforms to appropriate requirements of the national tax authority to Party B, and such invoices shall be issued and delivered to Party B five (5) working days before each repayment date.

V. Liabilities for breach of contract

In case Party B fails to perform its obligations to make repayments on time or to provide collaterals as agreed herein, Party A is entitled to exercise one or more of the following rights:

(1)	Require Party B to rectify its breaches within a given time limit;

(2)	Declare maturity of the debt in its entirety hereunder with immediate effect, and repay the debt in its entirety and corresponding debt expenses within a given time limit on Party A’s demand;

(3)	Pay liquidated damages to Party A equivalent to 20% of the total amount of debt;

(4)	Exercise the right to dispose of the collaterals and require Party B to provide assistances in exercising the right.

VI. Dispute settlement

Any disputes arising during performance of this agreement shall be settled through negotiation, if no settlement is reached through negotiation, the two parties agree to submit such disputes to the People’s Court of Chaoyang District, Beijing where this agreement is signed, provided that statutory exclusive jurisdiction or hierarchy-based jurisdiction is not violated.

VII. Miscellaneous

1.            All and any reasonable costs incurred by Party A for realization of creditor’s rights (including but not limited to legal cost, property preservation fee, travel expense, enforcement fee, evaluation cost, auction fee, notarial fee, announcement fee, attorney’s fee) shall be on the account of Party B.

2.           This agreement is executed in four copies, two copies for each of the two parties and all copies having the same legal force, and will become effective when it is signed and sealed by both parties and approved by the board of Party A and remain effective until the obligations of the two parties hereunder are completely and correctly fulfilled.

(No main body of text below, signature page follows)

Creditor: People.cn Co., Ltd.	Debtor: ChinaCache Xin Run Technology (Beijing) Co., Ltd.

Seal:	Seal:

Signature of authorized representative:	Signature of authorized representative:

Date: April 3, 2019